UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-31240
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES OF NEWMONT
(Title of Plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWMONT MINING CORPORATION
(Issuer of Securities)
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
(Principal Executive Office)

Newmont
Retirement Savings Plan for Hourly-Rated Employees of Newmont
Financial Statements at December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and Supplemental Schedule at December 31, 2009.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Retirement Savings Plan for Hourly-Rated Employees of Newmont
We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) at December 31, 2009 and 2008 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont at December 31, 2009 and 2008 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Causey Demgen & Moore Inc.
Causey Demgen & Moore Inc.
Denver, Colorado
June 23, 2010

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Net Assets Available for Plan Benefits

	At December 31,
	2009	2008

Assets
Investments, at fair value:
Investments in registered investment companies	$49,199,444	$38,860,587
Investments in employer stock	12,853,971	10,884,134
Investments, at estimated fair value:
Loans to participants	4,662,364	4,056,745

	66,715,779	53,801,466
Contributions receivable:
Participants	—	1,181
Employer	356,942	631

Net assets available for plan benefits	$67,072,721	$53,803,278

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2009	2008

Additions (reductions) to net assets attributed to
Investment income
Dividend income, common stock	$109,664	$97,825
Dividend income, registered investment companies	845,944	1,547,432
Interest income, participant loans	284,226	342,027
Net appreciation (depreciation) in the fair value of investments (Notes 2 and 3)	8,996,065	(15,898,483)
Other additions	1,529	83,737

Net investment gain (loss)	10,237,428	(13,827,462)

Contributions (Note 1)
Employer, net of forfeitures applied	3,066,434	2,633,260
Participant	5,776,722	5,578,319
Rollover	68,241	260,855

Total contributions	8,911,397	8,472,434

Transfers in from Retirement Savings Plan of Newmont	—	94,114

Total additions (reductions)	19,148,825	(5,260,914)

Deductions from net assets attributed to
Payment of benefits	(5,801,788)	(5,368,846)
Administrative and other expenses	(77,594)	(61,695)
Transfers out to Retirement Savings Plan of Newmont	—	(140,003)

Total deductions	(5,879,382)	(5,570,544)

Increase (decrease) in net assets	13,269,443	(10,831,458)
Net assets available for plan benefits at beginning of year	53,803,278	64,634,736

Net assets available for plan benefits at end of year	$67,072,721	$53,803,278

The accompanying notes are an integral part of these financial statements.

1.	Description of the Plan
The following description of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
The Plan was established effective October 1, 1991, by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2009, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.
Administration
Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc.
The Plan is administered by the Administration Committee (the “Administration Committee”). The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. The Investment Committee, which consists of members appointed by the Company’s Board of Directors, reviews and selects the investment fund options offered under the Plan.
Eligibility and Contributions
Employees are eligible to participate in the Plan after performing one hour of service. Other employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum $16,500 and $15,500 on a pre-tax basis for the 2009 and 2008 Plan years, respectively. On January 1, 2006, the Company amended the plan to allow for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.
The Company’s matching contribution for each eligible active participant is limited to 6% of participant’s eligible compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions were limited to a maximum of $12,000 per participant for 2009 and 2008.
All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limits for catch-up contribution in the Plan years 2009 and 2008 were $5,500 and $5,000, respectively.
In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $49,000 (2009) and $46,000 (2008) or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions, Company’s matching and retirement contributions.
The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.
Vesting
Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Non-vested balances of employees who terminate are forfeited and used to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan.
Participant Accounts
Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. Effective April 1, 2007, participants may not elect to increase their investments in Company stock in excess of 20%.
Payment of Benefits and Withdrawals
At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are required to roll their account balances into an IRA rollover account, another qualified benefit plan, or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan.
Loans
Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for general loans or up to 15 years if loan proceeds are used for the purchase of a principal residence.
Plan Termination
Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.
2.	Significant Accounting Principles
Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.
Valuation of Investments
All of the Plan’s investments are maintained in mutual funds and a Company stock fund which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits. In fact, the value of investment securities was negatively impacted by the loss in value of a broad range of investments in 2008.
Payments of Benefits
Payments of benefits are recorded on the accrual basis of accounting.
Plan Expenses
Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.
Administrative expenses include recordkeeping fees, audit fees, trustee fees, account maintenance fees, legal fees and annual loan fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee and do not flow through the Plan.
3.	Investments
Plan participants have the following investment options: Templeton Developing Markets Trust — Class A, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund Investor Shares, Vanguard Explorer Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund Investor Shares, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard PRIMECAP Fund Investor Shares, Vanguard Prime Money Market Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund Investor Shares, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

The fair value of individual investments that represented 5% or more of the Plan’s net assets at December 31, were as follows:

	2009	2008

Investment Funds
Vanguard 500 Index Fund Investor Shares	$8,650,837		$6,571,095
Vanguard Capital Opportunity Fund Investor Shares	3,539,152	*	2,314,364
Vanguard LifeStrategy Moderate Growth Fund	4,562,440		3,898,036
Vanguard Prime Money Market Fund	10,140,676		10,633,687
Vanguard Total Bond Market Index Fund Investor Shares	3,364,380		2,867,377
Newmont Mining Stock Fund	12,853,971		10,884,134
Participant Loans	4,662,364		4,056,745

*	The fair value of these investments represent less than 5% of the Plan’s net assets at December 31.
The reconciliation of net appreciation (depreciation) in fair value of the Plan’s investments at December 31, were as follows:

	2009	2008

Net realized gain (loss) on sale of assets, common stock	$232,332	$(210,905)
Net realized gain (loss) on sale of registered investment companies	306,389	(1,477,156)
Unrealized appreciation (depreciation) of assets, common stock	1,622,618	(1,494,145)
Unrealized appreciation (depreciation) of registered investment companies	6,834,726	(12,716,277)

Net appreciation (depreciation) in fair value of the Plan’s investments	$8,996,065	$(15,898,483)

4.	Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820: Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Investments in registered investment companies: Valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.
Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).
Loans to participants: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2009:

	Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Registered investment companies	$49,199,444	$—	$—	$49,199,444

Employer stock	12,853,971	—	—	12,853,971

Loans to participants	—	—	4,662,364	4,662,364

	$62,053,415	$—	$4,662,364	$66,715,779

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2008:

	Assets at Fair Value at December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment companies	$38,860,587	$—	$—	$38,860,587

Employer stock	10,884,134	—	—	10,884,134

Loans to participants	—	—	4,056,745	4,056,745

	$49,744,721	$—	$4,056,745	$53,801,466

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Participant
Loans

Balance, beginning of year	$4,056,745

Issuances	2,583,844

Repayments	(1,978,225)

Balance, end of year	$4,662,364

5.	Tax Status of the Plan
The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on May 13, 2009. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.
6.	Related Party Transactions
The Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees for Trustee services amounted to $77,594 and $61,695 for the years ended December 31, 2009 and 2008, respectively.
Plan-related expenses of $1,540 and $9,324 were paid by the Company for the years ended December 31, 2009 and 2008, respectively.
7.	Subsequent Events
The Company has evaluated events subsequent to December 31, 2009. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Newmont

Retirement Savings Plan for Hourly-Related Employees of Newmont

Supplemental Schedule of Assets (Held at End of Year)

		Current Value
		Year Ended
	Cost	December 31, 2009

Investment Funds:
Templeton Developing Markets Trust — Class A	**	$1,931,093
*Vanguard 500 Index Fund Investor Shares	**	8,650,837
*Vanguard Capital Opportunity Fund Investor Shares	**	3,539,152
*Vanguard Explorer Fund Investor Shares	**	468,512
*Vanguard Extended Market Index Fund Investor Shares	**	937,280
*Vanguard International Growth Fund Investor Shares	**	1,528,161
*Vanguard LifeStrategy Conservative Growth Fund	**	2,053,053
*Vanguard LifeStrategy Growth Fund	**	2,350,823
*Vanguard LifeStrategy Income Fund	**	1,050,623
*Vanguard LifeStrategy Moderate Growth Fund	**	4,562,440
*Vanguard PRIMECAP Fund Investor Shares	**	984,270
*Vanguard Prime Money Market Fund	**	10,140,676
*Vanguard Small-Cap Index Fund Investor Shares	**	542,439
*Vanguard Target Retirement 2005 Fund	**	58,654
*Vanguard Target Retirement 2010 Fund	**	295,427
*Vanguard Target Retirement 2015 Fund	**	509,041
*Vanguard Target Retirement 2020 Fund	**	501,946
*Vanguard Target Retirement 2025 Fund	**	264,520
*Vanguard Target Retirement 2030 Fund	**	468,678
*Vanguard Target Retirement 2035 Fund	**	241,902
*Vanguard Target Retirement 2040 Fund	**	484,148
*Vanguard Target Retirement 2045 Fund	**	198,840
*Vanguard Target Retirement 2050 Fund	**	319,498
*Vanguard Target Retirement Income Fund	**	226,624
*Vanguard Total Bond Market Index Fund Investor Shares	**	3,364,380
*Vanguard Total International Stock Index Fund	**	796,354
*Vanguard Wellington Fund Investor Shares	**	1,468,205
*Vanguard Windsor II Fund Investor Shares	**	1,261,868

		49,199,444

Employer Stock:
*Newmont Mining Stock Fund	**	12,853,971

*Participant Loans (a):
Interest rates ranging from 4.25% to 9.25%	—	4,662,364

Total		$66,715,779

*	Represents a party-in-interest

**	Cost omitted for participant-directed investments.

(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan for Hourly-Rated Employees of Newmont
Date: June 23, 2010	/s/ Roger P. Johnson
Roger P. Johnson, Vice President and Chief Accounting Officer
Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore Inc.